Mail Stop 03-08


								April 21, 2005


By Facsimile and U.S. Mail

Mr. Thomas F. Karam
Chief Executive Officer
Panhandle Eastern Pipe Line Company, LP
5444 Westheimer Road
Houston, Texas 77056-5306

	RE:	Form 10-K for the Fiscal Year Ended December 31, 2004
		File Date: March 16, 2005
		File No. 001-02921


Dear Mr. Karam:

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Results of
Operations and Financial Condition


Contractual Commitments, page 14
1. In future filings please consider revising this table to include planned funding of employee postretirement benefit obligations. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. Refer to Item 303(a)(5) of Regulation S-K and Section
IV.A and footnote 46 to the Commission`s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note II - Summary of Significant Accounting Policies and Other
Matters

Revenues, page F-10
2. In future filings please revise your revenue recognition policy to elaborate on the timing of revenue recognition for your transportation, storage, and terminalling activities. In this regard, we find your disclosure that revenues are recognized as service is provided to be somewhat ambiguous. For example, it is unclear whether revenues are recognized at the time gas is delivered or at some time prior to delivery to the customer. If revenues are recognized prior to delivery, ensure your revised disclosure is clear in terms of your basis in GAAP for recording revenues prior to delivery. Please also ensure the revised disclosure is clear in terms of how imbalance cash out gains and losses affect recorded revenues. Show us supplementally how the revised disclosures will read.

3. In future filings please provide Schedule II - Valuation and Qualifying Accounts for the activity in your sales allowance account related to potential rate adjustments. Alternatively, you may provide such disclosure in the notes to the financial statements or
MD&A. See Rules 5-04 and 12-09 of Regulation S-X. Supplementally provide us with a roll forward of the activity in this reserve account for each period presented. To the extent that changes in the reserves are material to an understanding of the company`s results of operations or financial condition, revise your Managements` Discussion and Analysis (MD&A) accordingly.
Note XIV - Commitments and Contingencies

Other Commitments and Contingencies, page F-28
4. Based on your disclosure on page F-28, we understand that the purchase price allocation for your June 2003 acquisition by Southern
Union has not yet been finalized due to your continuing assessment of
a particular contingent liability. Please tell us more about this pre-acquisition contingency, including whether any liability has been recorded, why you have been unable to determine a final value for the
pre-acquisition liability given that well over a year has passed since the acquisition, why you believe any adjustment to the value of the liability should be recorded as an adjustment to the purchase price allocation, and when you expect the purchase price allocation will be finalized.  Ensure your response references the basis in
GAAP
for your accounting.   Also provide us additional information
regarding the potential effects of this issue on the final purchase price allocation and/or post-acquisition operating results.
Future
filings should be revised to include all of this information as well.
We may have further comment.

*******


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;


* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   If you have any questions regarding these comments, please direct them to Staff Accountant David DiGiacomo at (202) 824-5493. In his absence, direct your questions to Robyn Manuel at (202) 942-7786. Any other questions may be directed to me at (202) 942-2905.

Sincerely,



                George F. Ohsiek, Jr.
    Branch Chief



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Mr. Thomas F. Karam
Chief Executive Officer
Panhandle Eastern Pipe Line Company, LP
April 21, 2005
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